SEC 1746  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
 (2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

            UNITED STATES                                OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION            ----------------------------
        Washington, D.C. 20549                  OMB Number: 3235-0145
                                                ----------------------------
                                                Expires: October 31, 2002
                                                ----------------------------
                                                Estimated average burden
                                                hours per response. . . 14.9
                                                ----------------------------

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                              Contour Energy Co.
-------------------------------------------------------------------------------
                               (Name of Issuer)


       $2.625 Convertible Exchangeable Preferred Stock, $1.50 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   487906208
-------------------------------------------------------------------------------
                                (CUSIP Number)


     Seth W. Hamot, 121-B Tremont St., Brighton, MA  02135  (617)787-2940
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 7, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 487906208                13D                   PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Seth W. Hamot

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            98,675

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             98,675

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      98,675

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.23%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 487906208                13D                   PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Costa Brava Partnership II LP (04-3387028)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            98,675

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             98,675

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      98,675

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.23%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 487906208                13D                   PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Roark, Reardon & Hamot Inc. (04-3242639)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            98,675

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             98,675

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      98,675

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.23%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 487906208                13D                   PAGE 5 OF 8 PAGES
-----------------------                                  ---------------------


ITEM 1.    SECURITY AND ISSUER

                This statement relates to the $2.625 Convertible Exchangeable Preferred Stock, $1.50 par value (the "Preferred Stock"), of Contour Energy Co., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 601 Jefferson Street, Suite 1100, Houston, Texas 77002.

ITEM 2.    IDENTITY AND BACKGROUND

                Seth W. Hamot is the president of Roark, Reardon & Hamot Inc., which is the General Partner of Costa Brava Partnership II LP. All of the Preferred Stock beneficially owned by the reporting persons is held by Costa Brava Partnership II LP.

                Seth W. Hamot is a United States Citizen. His principal occupation is Investment Management. Costa Brava Partnership II LP, a Massachusetts Limited Partnership, is an Investment Partnership. Roark, Reardon & Hamot Inc. is a Massachusetts corporation. Its principal business is Investment Management. The principal business address of each of Seth Hamot, Costa Brava Partnership II LP and Roark, Reardon & Hamot, Inc. is 121-B Tremont Street, Brighton, Massachusetts 02135.

                During the last five years, none of Seth Hamot, Costa Brava Partnership II LP or Roark, Reardon & Hamot, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has any of Seth Hamot, Costa Brava Partnership II LP or Roark, Reardon & Hamot, Inc. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violoation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The source of the funds used to purchase the Preferred Stock was the Working Capital of Costa Brava Partnership II LP. The total amount of funds used to make the purchases described in Item 5(c) was $107,830.

ITEM 4.   PURPOSE OF TRANSACTION

                Costa Brava Partnership II LP acquired the Preferred Stock for investment purposes in the ordinary course of its business as an Investment Partnership.

                On July 25, 2000, Mr. Hamot was elected to the Board of Directors by a vote of the Preferred Stockholders. The Preferred Stockholders were allowed to elect two directors to the Board of Directors, voting as a class, because dividends had accrued and not been paid on the Preferred Stock in more than six quarters by the Company.

-----------------------                                  ---------------------
  CUSIP NO. 487906208                13D                   PAGE 6 OF 8 PAGES
-----------------------                                  ---------------------

                On May 18, 2000, the Company had filed Registration Statement on S-4 (Reg. No. 333-37332), a "Prospectus, Consent Solicitation, and Information Statement" with regard to an exchange offer to eliminate the Preferred Stock. This Registration Statement was formally withdrawn on August 22, 2000. Mr. Hamot believes that the withdrawal was due to a lack of interest on the part of Preferred Stockholders due to the proposed exchange terms being considered inadequate. Mr. Hamot may in the future make recommendations to the Board of Directors concerning the terms of future proposed exchange offers for the Preferred Stock, the reinstatement of the dividend for the Preferred Stock, or the payment of dividends presently accrued but remaining unpaid on the Preferred Stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      (a) The information for each reporting person contained in Items 1-14 of the cover pages is incorporated herein by reference.

      (b) The information for each reporting person contained in Items 1-14 of the cover pages is incorporated herein by reference.

      (c) The following table describes all transactions in Preferred Stock that were effected by the reporting persons during the last sixty days:


Date of Purchase          Number of Shares            Price per Share
----------------          ----------------            ---------------
                             Purchased
                             ---------

    11/30/00                    500                       $ 4.500
    12/1/00                   1,000                       $ 4.750
    12/1/00                   3,500                       $ 4.875
    12/1/00                   3,000                       $ 5.000
    12/4/00                   2,500                       $ 5.188
    12/4/00                   1,000                       $ 5.000
    12/6/00                   1,500                       $ 5.063
    12/7/00                   2,000                       $ 5.750
    12/7/00                     500                       $ 5.875
    12/7/00                     500                       $ 6.000
    12/8/00                     500                       $ 5.500
    12/8/00                     500                       $ 5.875
    12/8/00                   1,000                       $ 6.000
    12/11/00                    500                       $ 6.375
    12/11/00                    500                       $ 6.625
    12/12/00                  1,000                       $ 7.500

-----------------------                                  ---------------------
  CUSIP NO. 487906208                13D                   PAGE 7 OF 8 PAGES
-----------------------                                  ---------------------


               All of the above shares were purchased by Costa Brava Partnership II LP on the Nasdaq Bulletin Board.

     (d) No person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          N/A

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The reporting persons have agreed that this Schedule may be filed by Seth
     W. Hamot on behalf of all of them jointly pursuant to Rule 13d-1(k)(1).
     A copy of such agreement is attached as an Exhibit to this Schedule.


                                  Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   December 15, 2000


/s/ Seth W. Hamot
-----------------
Seth W. Hamot

-----------------------                                  ---------------------
  CUSIP NO. 487906208                13D                   PAGE 8 OF 8 PAGES
-----------------------                                  ---------------------


                                   EXHIBIT


                                  AGREEMENT

          The undersigned hereby agree that this Schedule 13D to which this Agreement is attached may be filed on behalf of Costa Brava Partnership II LP, a Massachusetts limited partnership, Roark, Rearden & Hamot Inc., a Massachusetts corporation, and Seth W. Hamot, a United States citizen.

Dated: December 15, 2000


/s/ Seth W. Hamot
-----------------
Seth W. Hamot



COSTA BRAVA PARTNERSHIP II LP

By:  Roark, Rearden & Hamot Inc., its General Partner


By: /s/ Seth W. Hamot
    -----------------
    Seth W. Hamot
    President


ROARK, REARDEN & HAMOT INC.

By: /s/ Seth W. Hamot
    -----------------
    Seth W. Hamot
    President